UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14 – Arch Hill Capital, NV)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

C. van den Berg

Arch Hill Capital NV

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital, NV
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 343,432,926
8. Shared Voting Power 525,366,785
9. Sole Dispositive Power 343,432,926
10. Shared Dispositive Power 525,366,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 868,799,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of class Represented by Amount in Row (11) 66.29%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 14 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, NV (“Arch Hill Capital”), and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On February 28, 2008, Lithium Technology Corporation (“LTC”), GAIA Akkumulatorenwerke GmbH (“GAIA”), Arch Hill Ventures N.V., Arch Hill Real Estate N.V. and Arch Hill Capital N.V. (collectively, the “Debtholders”) executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt (the “Debt Settlement”). For a further description of the transaction, see Items 4 and 6.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a)	On February 28, 2008, LTC, GAIA and the Debtholders executed a Debt Settlement Agreement. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. See Item 6.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (e), (f), (g), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a)	(i)

Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”) is the beneficial owner of 525,366,785 shares of the Issuer’s Common Stock representing approximately 56.78% of the Issuer’s Common Stock consisting of :

(1)	148,568,784 shares of common stock;

(2)	264,103,114 shares of common stock issuable upon conversion of 100,000 shares of Series B Preferred;

(3)	28,200,000 shares of common stock issuable upon conversion of 11,280 shares of Series C Preferred;

(4)	1,500,000 shares of common stock issuable upon exercise of $2.00 warrants;

(5)	9,889,625 shares of common stock issuable upon exercise of $2.40 warrants;

(6)	17,050,000 shares of common stock issuable upon exercise of $0.0625 Series A Warrants;

(7)	17,050,000 shares of common stock issuable upon exercise of $0.0750 Series A Warrants;

(8)	18,400,000 shares of common stock issuable upon exercise of $0.0625 Series B Warrants;

(9)	18,400,000 shares of common stock issuable upon exercise of $0.0750 Series B Warrants; and

(10)	2,205,262 shares of common stock issuable upon exercise of $0.38 warrants.

(1) – (10) above referred to as the “Stichting LTC Shares.”

(ii)	Arch Hill Capital is the beneficial owner of 868,799,711 shares of the Issuer’s Common Stock representing approximately 66.29% of the Issuer’s Common Stock consisting of 40,718,526 shares of the Issuer’s common stock held directly by Arch Hill Capital, 302,714,400 shares of the Issuer’s Common Stock to be delivered in connection with the Debt Settlement (together the “Arch Hill Shares”) and the 525,366,785 Stichting LTC Shares described above.

(b)	(i)

The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

(ii)	The Arch Hill Shares are owned directly by Arch Hill Capital with Arch Hill Capital having the power to vote and dispose of the Arch Hill Shares.

(c)	On February 28, 2008, LTC and the Debtholders executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. See Item 6.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

(a)	On February 28, 2008, LTC and the Debtholders executed a Debt Settlement Agreement dated February 27, 2008. Pursuant to the Agreement $5,773,707 of debt owed by LTC and GAIA to the Debtholders was settled. LTC agreed to issue to Arch Hill Capital N.V. 302,714,400 shares of LTC common stock in full and complete settlement of the Debt. In the Agreement, Arch Hill Capital agreed that for a two year period it will not, directly or indirectly, without the prior written consent of LTC issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of the Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit 27-	Debt Settlement Agreement dated February 27, 2008, by and among Lithium Technology Corporation, GAIA Akkumulatorenwerke GmbH, Arch Hill Ventures N.V., Arch Hill Real Estate N.V. and Arch Hill Capital N.V.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008	ARCH HILL CAPITAL, NV

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer

EXHIBIT 27

DEBT SETTLEMENT AGREEMENT

DEBT SETTLEMENT AGREEMENT (this “Agreement”), dated as of February 27, 2008, by and among Lithium Technology Corporation (“LTC”), GAIA Akkumulatorenwerke GmbH (“GAIA”), Arch Hill Ventures N.V., Arch Hill Real Estate N.V. and Arch Hill Capital N.V.

WHEREAS:

Arch Hill Capital N.V., Arch Hill Ventures N.V. and Arch Hill Real Estate N.V. (collectively, the “Debtholders”) are owed by LTC and GAIA (collectively, the “Debtors”) amounts set forth on Schedule I to this Agreement (collectively, the “Debt”); and

B. The parties desire LTC to issue to Arch Hill Capital, upon the terms and conditions set forth in this Agreement, the number of shares of LTC Common Stock in settlement of the Debt (the “Shares”) set forth on Schedule I to this Agreement (the “Debt Settlement”).

NOW, THEREFORE, in consideration of these premises and the mutual agreements contained in this Agreement, the parties hereto agree as follows:

1. SETTLEMENT OF DEBT

a. Settlement of Debt. LTC shall issue to Arch Hill Capital and Arch Hill Capital shall acquire from LTC the Shares in full and complete settlement of the Debt.

b. Closing. The date and time of the closing (the “Closing”) of the transactions under this Agreement (the “Closing Date”) shall be on a mutually agreed upon time. The parties acknowledge that the Board of Directors of LTC has adopted resolutions approving the issuance of Shares for the settlement of up to $5,000,000 of Debt and that the Closing of the issuance of Shares for the amount of Debt in excess of $5 million shall be conditioned on the approval of the Board of Directors of LTC of such issuance (the “Share Authorization”). The parties further acknowledge that LTC does not currently have available from its authorized but unissued shares of Common Stock enough shares to issue all of the Shares to Arch Hill Capital however LTC agrees to conduct a meeting of its Board of Directors and shareholders to increase the authorized Common Stock once LTC’s periodic filings required under the Securities Exchange Act of 1934, as amended (the “1934 Act”) are up to date (the “Share Authorization”). The parties further acknowledge that LTC’s filings under the 1934 Act are not current and that the latest audited financial information of LTC on file under the 1934 Act is for the year ended December 31, 2006.

c. Securities Act Exemption. The parties are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”).

2. REPRESENTATIONS AND WARRANTIES OF THE DEBTHOLDERS. Each Debtholder severally (and not jointly) represents and warrants to LTC solely as to that Debtholder that:

a. Authorization; Enforcement. This Agreement has been duly and validly authorized by the Debtholder. This Agreement has been duly executed and delivered on behalf of Debtholder, and this Agreement constitutes valid and binding agreement of Debtholder enforceable in accordance with its terms.

3. INVESTMENT REPRESENTATIONS OF ARCH HILL CAPITAL. Arch Hill Capital represents and warrants that:

a. Investment Purpose. Arch Hill Capital is acquiring the Shares for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act.

b. Accredited Investor Status. Arch Hill Capital is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D (an “Accredited Investor”).

c. Reliance on Exemptions. Arch Hill Capital understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal securities laws and that LTC is relying upon the truth and accuracy of, and Arch Hill Capital’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Arch Hill Capital set forth herein in order to determine the availability of such exemptions and the eligibility of Arch Hill Capital to acquire the Shares.

d. Transfer or Re-sale. Arch Hill Capital understands that except as provided herein, the sale or re-sale of the Shares has not been and is not being registered under the 1933 Act, and the Shares may not be transferred unless the Shares are sold pursuant to an effective registration statement under the 1933 Act or an exemption from registration.

e. Legends. Arch Hill Capital understands that the Shares will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Shares):

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended. The securities may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under said Act, or an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, that registration is not required under said Act or unless sold pursuant to Rule 144 or Regulation S under said Act.”

f. Residency. Arch Hill Capital is a resident of the Netherlands.

4. REPRESENTATIONS AND WARRANTIES OF LTC. LTC represents and warrants to each Debtholder that:

a. Authorization; Enforcement. Subject to the Board Approval Condition and the Share Authorization, (i) LTC has all requisite corporate power and authority to enter into and perform this Agreement, and to consummate the transactions contemplated hereby and thereby and to issue the Shares, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by LTC’s Board of Directors and no further consent or authorization of LTC, its Board of Directors, or its shareholders is required, (iii) this Agreement has been duly executed and delivered by LTC by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement and the other documents executed in connection herewith and bind LTC accordingly, and (iv) this Agreement constitutes a legal, valid and binding obligation of LTC enforceable against LTC in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.

5. MISCELLANEOUS.

a. Lock-Up. Arch Hill Capital agrees that for a two year period commencing on the Closing Date it will not, directly or indirectly, without the prior written consent of LTC issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of the Shares.

b. Governing Law. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY’S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS AGREEMENT SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS’ FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE.

c. Counterparts; Signatures by Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

d. Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

e. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

f. Entire Agreement; Amendments. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, no party makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

g. Notices. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:

If to LTC:	Lithium Technology Corporation
5115 Campus Drive
Plymouth Meeting, Pennsylvania 19462
Attention: Mr. Amir Elbaz, Chief Financial Officer
Facsimile: 610-940-6091

If to GAIA:	GAIA Akkumulatorenwerke GmbH
MontaniastraBe 17
D-99734 Nordhausen
Germany
Attention: Dr. Klaus Brandt, Chief Executive Officer
Facsimile: 011 49 36 31 61 67 49

If to any Debtholder:	Arch Hill Capital N.V.
Parkweg 2
2585 JJ’s-Gravenhage
The Netherlands
Attention: Mr. Christiaan A. van den Berg, Chief Executive Officer
Facsimile: 011 31 70 416 6050

Each party shall provide notice to the other party of any change in address.

h. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. No party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.

i. Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

j. Survival. The agreements and covenants set forth herein shall survive the Closing.

k. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to, the execution of any amendment relating to the calculation of the Debt set forth on Schedule I if necessary.

l. Review of Agreement. Each party hereto represents and warrants that it has carefully read this Agreement and knows the contents hereof and that it has signed this Agreement freely and voluntarily and that each party has obtained independent counsel in reviewing this document and further acknowledges that the law firm of Gallagher, Briody & Butler has memorialized the within Agreement and has provided legal advice solely to LTC with respect to this Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

LITHIUM TECHNOLOGY CORPORATION

By:
Amir Elbaz
Chief Financial Officer

GAIA AKKUMULATORENWERKE GMBH

By:
Klaus Brandt
Chief Executive Officer

ARCH HILL CAPITAL, N.V.

By:
Christiaan A. van den Berg
Chief Executive Officer

ARCH HILL VENTURES N.V.

By:
Christiaan A. van den Berg
Executive Officer

ARCH HILL REAL ESTATE N.V.

By:
Christiaan A. van den Berg
Executive Officer

SCHEDULE I

2008 Debt Settlement With Arch Hill

	As of February 26, 2008
	Spot Conversion Price		1.4822	Euro	Dollar
1	LTC Debt to Arch Hill Capital			€124,021.05	$183,824.00
2	GAIA Debt to Arch Hill Capital			€685,394.40	$1,015,891.58
3	GAIA Debt to Arch Hill Ventures N.V.			€2,700,263.95	$4,002,331.23
4	GAIA Debt to Arch Hill Real Estate N.V.			€385,684.10	$571,660.97

	Total			€3,895,363.50	$5,773,707.78

	Conversion Shares
	Up to $5,000,000 at a conversion price of $0.017 (CP 1) and the balance of the amount owed at market closing price on February 25, 2008 (CP 2)

	CP 1	$0.0170
	CP 2	$0.0900

Amount	CP	Conversion Shares
$5,000,000	$0.0170	294,117,647
$773,708	$0.0900	8,596,753

Total Shares to be Issued		302,714,400